CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                August 22, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:               First Trust Exchange-Traded Fund III
                         File Nos. 811-22245 and 333-176976
               -----------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 6, 2016 (the "Registration Statement"). The Registration Statement relates to First Trust Horizon Managed Volatility Domestic ETF and First Trust Horizon Managed Volatility Developed International ETF (the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEES AND EXPENSES OF THE FUNDS

      With respect to footnote 1 to the Annual Fund Operating Expenses table of each Fund, confirm that the Funds will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of the prospectus.

Karen Rossotto, Esq.
August 22, 2016
Page 2




COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DOMESTIC ETF

      In describing the selection of the portfolio, this section provides that once the final portfolio is selected, "the Sub-Advisor measures co-movements of the selected securities using statistical techniques designed to reduce estimation error." Please provide a plain English explanation of this measurement process, specifically the reference to measuring co-movements of the selected securities.

RESPONSE TO COMMENT 2

      In accordance with this comment, the sentence has been removed from the disclosure.

COMMENT 3 - PRINCIPAL RISKS - FIRST TRUST HORIZON MANAGED VOLATILITY DOMESTIC
ETF

      Please remove the word "relatively" from "New Fund Risk."

RESPONSE TO COMMENT 3

      In accordance with this comment, "New Fund Risk" was revised by deleting the word "relatively." The same change was made to the same risk factor in the First Trust Horizon Managed Volatility Developed International ETF Principal Risks section.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      In accordance with Rule 35d-1 (the "Names Rule"), please revise the disclosure to describe how the Fund's assets will be invested so that the Fund's performance is economically tied to a number of non-U.S. countries.

RESPONSE TO COMMENT 4

      The prospectus has been revised to provide that, under normal market conditions, the Fund will invest in at least three countries and at least 40% of its net assets in countries other than the United States.

Karen Rossotto, Esq.
August 22, 2016
Page 3




COMMENT 5 - PRINCIPAL RISKS - FIRST TRUST HORIZON MANAGED VOLATILITY DOMESTIC
ETF

      Please explain in the disclosure what the Fund considers to be a "developed market country." In addition, if the Fund considers the U.S. to be a developed market country, please confirm in your response that at least 40% of the Fund's assets will be invested in countries outside the U.S. (consistent with the concern expressed in comment 4 above).

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment to provide that "developed market countries" currently includes the following countries:
Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. However, countries may either be added or removed from this list in response to market or geopolitical events. Additionally, as noted in the response to comment 4, under normal market conditions, the Fund will invest in at least three countries and at least 40% of its net assets in countries other than the United States.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      In your response, please explain how a company is economically tied to a developed market country simply because it is organized under the laws of a developed market country.

RESPONSE TO COMMENT 6

      The prospectus has been revised to remove the "country of organization" test from the definition of a developed market company.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      In the third paragraph of this section, the prospectus makes reference to the pre-screening of securities to ensure they are "reasonably liquid." Please revise the prospectus to describe whether the Sub-Advisor or some other party is responsible for pre-screening the securities. In addition, please explain what "reasonably" means in this context.

Karen Rossotto, Esq.
August 22, 2016
Page 4




RESPONSE TO COMMENT 7

      The prospectus has been revised to clarify that the Sub-Advisor pre-screens securities to ensure that they are liquid. The word "reasonably" has been removed.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      The fourth paragraph of this section describes the criteria that all non-U.S. securities in the Fund's portfolio will meet on a continual basis. Item
(2) in this list references the "minimum global notional volume" of a security. Please describe what "notional volume" is.

RESPONSE TO COMMENT 8

      The above referenced disclosure is no longer applicable and thus has been removed.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      The fourth paragraph of this section describes the criteria that all non-U.S. securities in the Fund's portfolio will meet on a continual basis. Item
(3) requires that the "most heavily weighted security shall not exceed 25% of the weight of the Fund's entire portfolio." This item suggests that the Fund may hold a single issuer as a principal investment strategy. If that is the case, this intent should be disclosed as a principal investment strategy and single-issuer risk disclosure should be added to the prospectus.

RESPONSE TO COMMENT 9

      The above referenced disclosure is no longer applicable and thus has been removed.

COMMENT 10 - PRINCIPAL RISKS - DEPOSITARY RECEIPTS RISK - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      If the Fund may invest in unsponsored ADRs, please disclose this in the principal investment strategies section and revise this risk factor to reflect the corresponding risk associated with an investment in unsponsored ADRs.

Karen Rossotto, Esq.
August 22, 2016
Page 5




RESPONSE TO COMMENT 10

      The Funds will not invest in any unsponsored depositary receipts.

COMMENT 11 - PRINCIPAL RISKS - SMALLER COMPANIES RISK - FIRST TRUST HORIZON MANAGED VOLATILITY DEVELOPED INTERNATIONAL ETF

      This risk factor discloses risks associated with investment in small capitalization companies, however, the principal investment strategies section only refers to investment by the Fund in middle capitalization companies. Please remove the reference in this risk factor to smaller capitalization companies if the Fund will not invest in them.

RESPONSE TO COMMENT 11

      The above referenced risk disclosure has been revised to remove the reference to small capitalization companies.

COMMENT 12 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES - FUND INVESTMENTS

      Please review this section and consider whether any revision is necessary to conform it to the requirements of Item 9 of Form N-1A. In particular, consider whether this section adequately describes the Fund's principal investment strategies, types of investments and how the Sub-Advisor decides which securities to buy and sell for the Fund.

RESPONSE TO COMMENT 12

      The purpose of Form N-1A is to promote effective communication between a fund and prospective investors. In the general instructions to Form N-1A, the SEC explains that a fund's prospectus should clearly disclose the fundamental characteristics and risks of the fund, using concise, straightforward and easy to understand language. In addition, a fund should use document design techniques that promote effective communication.

      We believe that the current design of the Funds' prospectus sufficiently promotes effective communication with investors. We do not believe that simply repeating information in Item 9 that is already adequately disclosed in the summary prospectus is helpful to investors. This is also consistent with the Form N-1A instructions, which provide that information that is included in a prospectus in response to Items 2 through 8 need not be repeated elsewhere in

Karen Rossotto, Esq.
August 22, 2016
Page 6




the prospectus. All funds advised by the Advisor take this approach, and, accordingly, we respectfully decline to make any changes to the prospectus in response to this comment.

COMMENT 13 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES - ADDITIONAL RISKS

      Please review this section and consider revising the headings so that it does not suggest that the risks presented in this section are new or in addition to the principal risks disclosed in the summary sections of the prospectus.

RESPONSE TO COMMENT 13

      In accordance with this comment, the first paragraph of the section entitled "Additional Risks of Investing in the Funds" has been revised to state the following:

            "Risk is inherent in all investing. Investing in a Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that a Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus."

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES - ADDITIONAL RISKS

      Please consider whether "Authorized Participant Concentration Risk" should be considered a principal risk of the Funds.

RESPONSE TO COMMENT 14

      The prospectus has been revised to include "Authorized Participant Concentration Risk" as a principal risk of the Funds.

COMMENT 15 - MANAGEMENT OF THE FUNDS

      Please confirm that all blanks in this section will be completed for the 485(b) filing for these Funds.

Karen Rossotto, Esq.
August 22, 2016
Page 7




RESPONSE TO COMMENT 15

      We confirm that all blanks in the prospectus, including those in the description of the Fund's portfolio managers, have been addressed and completed.

COMMENT 16 - NET ASSET VALUE

      This section describes the Funds' approach to valuing forward foreign currency exchange contracts. If these types of investments are a principal investment of the Funds, please disclose the nature of these investments in the principal investment strategies sections of the prospectus.

RESPONSE TO COMMENT 16

      The prospectus has been revised to remove all references to forward foreign currency exchange contracts.

COMMENT 17 -  STATEMENT OF ADDITIONAL INFORMATION - RISKS

      The SAI includes a risk factor addressing the risks of investing in emerging market countries. Please either delete this risk factor or disclose in the prospectus the Funds' intended investments in emerging market countries.

RESPONSE TO COMMENT 17

      The SAI has been revised to delete this risk factor.

                                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

        o it is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

Karen Rossotto, Esq.
August 22, 2016
Page 8




       o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren